EXHIBIT 99.1










                                  ANNOUNCEMENT




                          WPP GROUP PLC ("the Company")





On 21 August 2002 the Company was notified by Janus Capital Management LLC, pursuant to Sections 198-202 of the Companies Act 1985 that it had increased its interest to 36,483,385 WPP Ordinary Shares, representing 3.15% of WPP's issued Ordinary Share Capital.








21 August 2002